EXHIBIT 4.6
Summary of HSBC France Loan

On June 22, 2020, the Company entered into a State-guaranteed loan agreement (prêt garanti par l’Etat) with HSBC France (“HSBC”) to be applied to the Company’s general business needs (the “HSBC PGE Loan”). The €5 million loan is 90% guaranteed by the French State. The loan had an initial maturity of 12 months and an interest rate of 0.00% for this initial 12-month period. No amount was required to be paid during this initial 12-month period.

The Company was required to pay to a “guarantee fee” equal to 0.25% of the €5 million principal amount, which amount was payable on the initial maturity date.

The Company had the option to decide, at the end of the first year, whether to repay the loan amount or to amortize the loan over an additional period of one, two, three, four or five years. Prior to giving effect to an election to extend the amortization period, HSBC notified the Company of the interest rate applicable to the amortization period. The Company elected to amortize the principal amount of the loan over a period of five years, during which the HSBC PGE Loan will bear interest at a fixed rate of 0.310% to which shall be added a guarantee fee of 0.50% per annum for the first two years of amortization and 1% per annum for the third, fourth and fifth year of amortization (payable over 90% of the loan outstanding amount). The loan is prepayable, at the Company’s option, upon three months’ prior notice.

HSBC may declare the loan repayable upon eight days’ prior notice as a result of the occurrence of certain events, which remain unremediated by the Company, including (i) the Company’s failure to pay any amounts due under the HSBC loan, (ii) a merger or demerger with, or the winding-up of, the Company, (iii) the disposition of a Company, (iv) a significant decrease in the value of Company’s assets or an event likely to alter the Company’s financial capacity to meet its obligations under the HSBC loan, and (v) the default by the Company in the payment of an amount due under any other loan agreement to which the Company is a party, or (vi) the acceleration of any of any amount due under any other loan pursuant to any other HSBC or third-party loan agreement.

The loan will become immediately repayable upon the occurrence of certain other events of default, including the use of the loaned funds for a purpose not authorized by the HSBC loan, any breach of international sanctions regulations and the occurrence of certain bankruptcy or insolvency events.